UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[_] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting material Pursuant to Rule 14a-11(c) or Rule 14a-12

ATMEL CORPORATION

(Name of Registrant as Specified In Its Charter)

GEORGE PERLEGOS

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies: ____________________________________________________________

2) Aggregate number of securities to which transaction applies: ____________________________________________________________

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): __________________________________________________________________

4) Proposed maximum aggregate value of transaction: ____________________________________________________________________

5) Total fee paid: _______________________________________________________________________________________________

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid: _____________________________________________________________________________________

2) Form, Schedule or Registration Statement No.: _____________________________________________________________________

3) Filing Party: _______________________________________________________________________________________________

4) Date Filed: ________________________________________________________________________________________________

SUPPLEMENTAL PROXY INFORMATION

In response to a request by Institutional Shareholder Service Inc., George Perlegos and the Nominees, consisting of Brian S. Bean, Joseph F. Berardino, Bernd U. Braune, Dr. John D. Kubiatowicz and George A. Vandeman, have revised the GREEN proxy card to enable Atmel Corporation shareholders to vote for the removal of individual Atmel board members. The revised GREEN proxy card is attached.

A shareholder who has previously cast a vote using a GREEN proxy card and who wishes to change that vote may submit a revised GREEN proxy card to effect the changed vote. Shareholders who have previously cast votes using a GREEN proxy card and who do not wish to change that vote do not need to take any further action.

LISTING OF PERSONS WHO MAY BE DEEMED “PARTICIPANTS” IN THE SOLICITATION AND CERTAIN INFORMATION CONCERNING SUCH PERSONS IS SET FORTH IN THE COMPANY’S DEFINITIVE PROXY STATEMENT DATED APRIL 12, 2007, WHICH MAY BE OBTAINED THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

GREEN PROXY CARD

ATMEL CORPORATION
SPECIAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF
GEORGE PERLEGOS

The undersigned appoints and constitutes George Perlegos as attorney, agent and proxy, with full power of substitution, to represent the undersigned at the Special Meeting of Stockholders of Atmel Corporation, a Delaware corporation, to be held at 9:00 a.m. (local time) on Friday, May 18, 2007, at the DoubleTree Hotel, 2050 Gateway Place, San Jose, California, and at any adjournment or postponement thereof and any meeting called in lieu thereof, to vote all shares of common stock of Atmel held or owned by the undersigned as directed below, and in his discretion upon such other matters as may come before the meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Atmel held by the undersigned, and hereby ratifies and confirms all action the herein named attorney, agent and proxy, his substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of George Perlegos with respect to any other matters as may properly come before the special meeting that are unknown to George Perlegos a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE REMOVAL OF ALL OF THE INCUMBENT DIRECTORS OF ATMEL LIISTED IN PROPOSAL NO. 1 AND “FOR” THE ELECTION OF ALL OF THE NOMINEES LISTED IN PROPOSAL NO. 2 .

This proxy will be valid until the earlier of one year from the date indicated on the reverse side and the completion of the special meeting.

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▲  DETACH HERE  ▲

IMPORTANT:
PLEASE SIGN, DATE
AND MAIL THIS PROXY CARD
PROMPTLY!
CONTINUED AND TO BE
SIGNED ON THE REVERSE SIDE

GREEN PROXY CARD

☒	Please mark vote as in this example

George Perlegos recommends a vote “FOR” the removal of all of the incumbent directors of Atmel listed in Proposal No. 1 below, and “FOR” the election of all of the nominees listed in Proposal No. 2 below to the board of directors of Atmel.
(Please mark each matter with an “X” in the appropriate box.)

(1) Proposal to remove Pierre Fougere, Dr. Chaiho Kim, Steven Laub, David Sugishita and T. Peter Thomas as directors of Atmel.

	FOR	AGAINST	ABSTAIN
Pierre Fougere	☐	☐	☐
Dr. Chaiho Kim	☐	☐	☐
Stephen Laub	☐	☐	☐
David Sugishita	☐	☐	☐
T. Peter Thomas	☐	☐	☐

(2) Proposal to elect Brian S. Bean, Joseph F. Berardino, Bernd U. Braune, Dr. John D. Kubiatowicz and George A. Vandeman to serve as directors of Atmel to fill the vacancies created by the removal of the persons specified in Proposal No. 1.

FOR ALL NOMINEES ☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES ☐	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW ☐

INSTRUCTION: To withhold authority to vote for any individual nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s). The election of the Special Meeting Nominees pursuant to Proposal No. 2 is conditioned upon the removal of the Incumbents pursuant to Proposal No. 1. The election of some or all of the Special Meeting Nominees pursuant to Proposal No. 2 is conditioned upon the removal of some or all of the incumbents pursuant to Proposal Nos. 1a, 1b, 1c, 1d, and 1e.  If less than all of the Incumbents are removed, the nominees will be elected to fill the vacancies according to the highest number of votes received by each nominee. If less than all of the Incumbents are removed, the nominees will be elected to fill the vacancies according to the number of votes received by each nominee.

Please be sure to sign and date this Proxy

DATED:

(Signature)

(Signature, if held jointly)

(Title)

Please sign exactly as name appears on this Proxy. When shares are held jointly, joint owners should each sign. Executors, administrators, trustees, etc., should indicate the capacity in which signing.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

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